Exhibit 99.4

Notice of 2021 Annual and Special Meeting of Shareholders

Important Meeting Information
Date	May 14, 2021
Time	10:30a.m. (PST)
Virtual	https://web.lumiagm.com/152290879
In person	Offices of Cassels, Brock & Blackwell LLP, Suite 2200 HSBC Building, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

Dear Wheaton Shareholders,

You are invited to attend the Annual and Special Meeting of shareholders (the “Meeting”) of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) for the following purposes:

•	To receive the audited consolidated financial statements for the year ended December 31, 2020;
•	To elect the ten director nominees;
•	To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for 2021; and
•	To approve a non-binding advisory resolution on the Company’s approach to executive compensation.

Shareholders may also transact any other business which may properly come before the Meeting or any adjournment of the Meeting. Wheaton’s board of directors has by resolution fixed the close of business on March 19, 2021 as the record date. Your vote as a shareholder is important.

At this time, our governments and public health authorities continue to recommend that all Canadians do not congregate in large groups and that we continue to practice social distancing to assist with reducing the impact of COVID-19 on our communities. The board recognizes the importance of in-person engagement with its shareholders, while also being mindful of the health and safety of Wheaton’s shareholders, employees and community. As a result, for this year’s Meeting, Wheaton has adopted an online virtual Meeting platform and we are strongly encouraging all of our shareholders to participate in the Meeting using this online platform. All shareholders participating in our online virtual Meeting platform will be able listen to the Meeting live, ask questions online, and for registered shareholders or proxyholders (including non-registered shareholders who have appointed themselves as proxyholder), submit votes in real time. Further information is provided in the section headed “How Do I Join the Wheaton Online Virtual Meeting?”. While Wheaton is encouraging our shareholders to participate in our online virtual meeting platform, anyone who nevertheless wishes to attend the Meeting in person must pre-register via email to WheatonAGM2021@wheatonpm.com by 10:30am May 12, 2021 (PST) so that appropriate measures can be put in place to facilitate physical distancing and other precautions to ensure the health and safety of all attendees.

If you are unable to attend the online virtual Meeting, Wheaton encourages all shareholders to vote by proxy in advance of the Meeting date. See “General Proxy Information” in the Company’s management information circular (the “Circular”) for details on how you can vote by proxy. If you are a registered shareholder, please complete and return the enclosed form of proxy by no later than 10:30 a.m. (PST) on May 12, 2021. Non-registered shareholders should follow the voting instructions provided to them in the accompanying materials.

Carefully read the Circular accompanying this notice before voting. Wheaton has delivered the Circular by posting it to the Company’s website (www.wheatonpm.com/Investors/annual-general-meeting/) to help reduce paper use and printing costs. The Circular will also be available at www.sedar.com and www.sec.gov and shareholders may request a paper copy of the Circular (at no cost) by calling toll-free at 1-888-433-6443 or by emailing fulfilment@astfinancial.com. Shareholders can request to receive the Company’s annual and/or interim financial statements and management’s discussion and analysis on the form of proxy or voting instruction form accompanying the Circular. Otherwise they are available upon request to the Company or at www.sedar.com, www.sec.gov, or www.wheatonpm.com.

By Order of the Board of Directors

“Randy V. J. Smallwood”
Randy V. J. Smallwood, President and Chief Executive Officer
March 22, 2021

WHEATON 2021 MANAGEMENT INFORMATION CIRCULAR	[1]